Exhibit 99.1

Corporate Contact:
Margarita Veniou
Chief Corporate Development & Governance Officer and Secretary
Telephone: +30-210-9485-360
Email: mveniou@oceanpal.com
Website: www.oceanpal.com
X: @OceanPal_Inc
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER
 AND NINE MONTHS ENDED SEPTEMBER 30, 2024

ATHENS, GREECE, December 20, 2024 – OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, today reported vessel revenues of $7.5 million, a net loss of $0.2 million and net loss attributed to common stockholders of $0.6 million for the third quarter of 2024. This compares to vessel revenues of $3.9 million, a net loss of $3.4 million and net loss attributed to common stockholders of $3.9 million for the third quarter of 2023.

For the nine months ended September 30, 2024, the Company reported vessel revenues of $19.9 million, a net loss of $9.7 million and net loss attributed to common stockholders of $10.9 million. This compares to vessel revenues of $13.1 million, a net loss of $2.0 million and net loss attributed to common stockholders of $3.9 million for the nine months ended September 30, 2023.

Fleet Employment Profile (As of December 19, 2024)
OceanPal Inc.’s fleet is employed as follows:

	Dry Bulk Vessels	Gross Rate (USD/Day)	Com*	Charterers	Delivery Date to Charterers**	Redelivery Date to Owners***	Notes
	BUILT DWT
				3 Panamax Bulk Carriers
1	PROTEFS	$13,000	5.00%	CHINA RESOURCE CHARTERING LIMITED	14-Apr-24	14-Jul-24
	2004 73,630	$8,600	5.00%	BG SHIPPING (SINGAPORE) PTE. LTD.	14-Jul-24	14-Aug-24
		$8,400	5.00%	LOTUS OCEAN TRANSPORTATION (HK) LIMITED	14-Aug-24	12-Sep-24
		$9,400	5.00%	JOINT VISION SHIPPING CO., LIMITED	12-Sep-24	03-Oct-24
		$11,750	5.00%	ORIENTAL PAL SHIPPING PTE. LTD.	03-Oct-24	21-Oct-24
		$10,000	5.00%		21-Oct-24	15-Nov-24
		$9,000	5.00%	PASSSPARTOUT SHIPPING LIMITED	15-Nov-24	13-Dec-24
		$4,150	5.00%	TONGLI SHIPPING PTE. LTD.	13-Dec-24	02-Jan-25	1
2	CALIPSO 2005 73,691	$13,250	5.00%	COFCO INTERNATIONAL FREIGHT SA	06-Apr-24	03-Aug-24
		$8,500	5.00%	SEAPOL SINGAPORE PTE. LTD.	13-Aug-24	03-Sep-24
		$10,150	5.00%	ASL BULK SHIPPING LIMITED	03-Sep-24	29-Dec-24	2
3	MELIA	$15,250	5.00%	OLDENDORFF CARRIERS GMBH & CO. KG	01-May-24	04-Aug-24
	2005 76,225	$11,750	5.00%	CHINA RESOURCE CHARTERING LIMITED	04-Aug-24	07-Dec-24	3
				2 Capesize Bulk Carriers
4	SALT LAKE CITY	$23,000	5.00%	DEYESION SHIPPING % TRADING COMPANY LIMITED	01-Jun-24	27-Jul-24
	2005 171,810	$19,000	5.00%		27-Jul-24	21-Sep-24
		$26,850	5.00%	RICHLAND BULK PTE. LTD.	21-Sep-24	06-Nov-24
		$15,600	5.00%		06-Nov-24	19-Dec-24
		$6,000	5.00%	DEYICHENG SHIPPING AND TRADING CO., LIMITED	19-Dec-24	28-Jan-25	4
5	BALTIMORE	$22,000	5.00%	RICHLAND BULK PTE. LTD.	09-May-24	18-Nov-24	5
	2005 177,243
	Tanker Vessel	Gross Rate (USD/Day)	Com*	Charterers	Delivery Date to Charterers**	Redelivery Date to Owners***	Notes
	BUILT DWT
				1 MR2 Tanker
6	ZEZE START 2009 49,999	Spot	-	ST SHIPPING AND TRANSPORT PTE LTD	-	-
		Spot	-	UNION INTERNATIONAL TRADING PTE. LTD.	-	-	6,7

*	Total commission percentage paid to third parties.
**	In case of newly acquired vessel with new time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
***	Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Redelivery date on an estimated time charter trip duration of about 20 days.
2 Redelivery date on an estimated time charter trip duration of about 117 days.
3 Currently without an active charterparty. Vessel on scheduled drydocking.
4 Redelivery date on an estimated time charter trip duration of about 40 days.
5 Vessel has been sold and delivered to her new Owners on November 19, 2024.
6 Vessel on scheduled drydocking from October 15, 2024 until December 13, 2024.
7Currently without an active charterparty.

Summary of Selected Financial & Other Data
	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Vessel revenues	$7,497	$3,866	$19,921	$13,149
Voyage expenses	1,188	27	2,605	1,303
Vessel operating expenses	3,011	3,833	8,591	8,869
Net loss and comprehensive loss	(162)	(3,382)	(9,673)	(2,035)
Net loss and comprehensive loss attributed to common stockholders	(616)	(3,891)	(10,937)	(3,865)
FLEET DATA
Average number of vessels	5.2	5.0	5.1	4.9
Number of vessels	6.0	5.0	6.0	5.0
Weighted average age of vessels	19.2	18.5	19.2	18.5
Ownership days	482	460	1,392	1,327
Available days	482	399	1,385	1,247
Operating days	463	393	1,347	1,232
Fleet utilization	96.1%	98.5%	97.3%	98.8%
AVERAGE DAILY RESULTS (in US Dollars)
Time charter equivalent (TCE) rate (1)	$13,089	$9,622	$12,503	$9,500
Daily vessel operating expenses (2)	$6,247	$8,333	$6,172	$6,683

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as time charter and voyage revenues, less voyage expenses during a period divided by the number of available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters or time charters) under which the vessels may be employed between the periods, and assist company’s management to assess its fleet’s financial and operational performance.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

About the Company
OceanPal Inc. is a global provider of shipping transportation services, specializing in the ownership and operation of dry bulk vessels and product tankers. The Company is engaged in the seaborne transportation of bulk commodities, including iron ore, coal, and grain, as well as refined petroleum products. OceanPal’s fleet is primarily employed on time charter trips with short to medium duration and spot charters, with a strategic focus on maximizing long-term shareholder value.
Forward Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk and petroleum products shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

OCEANPAL INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES:
Vessel revenues	$7,497	$3,866	$19,921	$13,149
EXPENSES:
Voyage expenses	1,188	27	2,605	1,303
Vessel operating expenses	3,011	3,833	8,591	8,869
Depreciation and amortization of deferred charges	1,608	1,726	5,052	5,768
General and administrative expenses	1,554	1,294	4,841	3,903
Management fees to related parties	331	315	961	921
Impairment loss	-	-	1,087	-
Other operating (income)/ loss	(18)	(5)	6,728	12
Operating loss	$(177)	$(3,324)	$(9,944)	$(7,627)
Change in fair value of warrants’ liability	-	(113)	-	6,222
Finance costs	(34)	(8)	(34)	(909)
Loss on equity method investment	(9)	-	(24)	-
Other income/(expenses)	7	(86)	22	(86)
Interest income	51	149	307	365
Net loss and comprehensive loss	$(162)	$(3,382)	$(9,673)	$(2,035)
Less: Deemed dividend upon redemption of Series D preferred stock	-	-	(2)	(154)
Less: Dividends on Series C preferred stock	(177)	(306)	(504)	(881)
Less: Dividends on Series D preferred stock	(277)	(203)	(758)	(795)
Net loss attributed to common stockholders	$(616)	$(3,891)	$(10,937)	$(3,865)
Loss per common share, basic	$(0.08)	$(1.06)	$(1.47)	$(1.81)
Loss per common share, diluted	$(0.08)	$(1.06)	$(1.47)	$(4.56)
Weighted average number of common shares, basic	7,451,977	3,659,412	7,451,757	2,136,647
Weighted average number of common shares, diluted	7,451,977	3,662,049	7,451,757	2,212,231

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)
	September 30, 2024	December 31, 2023*
ASSETS	(unaudited)

Cash and cash equivalents	$4,251	$14,841
Other current assets	24,576	5,203
Vessels, net	75,182	71,100
Other non-current assets	2,914	3,701
Total assets	$106,923	$94,845

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$14,970	$2,286
Total stockholders' equity	91,953	92,559
Total liabilities and stockholders' equity	$106,923	$94,845

*The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA
	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash provided by/ (used in) operating activities	$1,873	$130	$(1,426)	$685
Net cash used in investing activities	$(8,006)	$(1,648)	$(8,006)	$(5,746)
Net cash (used in)/provided by financing activities	$(417)	$(562)	$(1,158)	$12,130